04 JAN 22 AM 7:21

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

04012365

SUPPL

Your reference File No. 82-5089
Our reference AC/eh
Date 01/20/2004

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services creates integrated Business Division Europe"

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Department

pp E. Hellsk
Andres Christen

dw 1/23

Enclosure

Media Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Zurich Financial Services creates integrated Business Division Europe

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, January 19, 2004 – Zurich Financial Services announces the decision to regroup the businesses in Europe to create one Business Division Europe. Effective March 1, the new division will comprise Continental Europe, the United Kingdom, Ireland and Southern Africa. Axel Lehmann, Chief Executive Officer of the Business Division Continental Europe, will be responsible for the new division.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs about 64,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN